As filed with the Securities and Exchange Commission on March 15, 1999.
                                                  Registration No. 333-_________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                ----------------

                              AUDIO BOOK CLUB, INC.

             (Exact name of registrant as specified in its charter)

                                 ---------------

    Florida                                2295 Corporate Blvd., N.W.                    65-0429858
(State or other                              Boca Raton, FL 33431                      (IRS employer
jurisdiction of                                (561) 241-1426                          identification
incorporation or     (Address, including zip code, and telephone number, including        number)
 organization)           area code, of registrant's principal executive offices)

                               ------------------

                                 Norton Herrick
                           Co-Chief Executive Officer
                              Audio Book Club, Inc.
                           2295 Corporate Blvd., N.W.
                              Boca Raton, FL 33431
                                 (561) 241-1426
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -------------------
                                    Copy to:

                             Robert J. Mittman, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 885-5000
                            Facsimile: (212) 885-5001

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------
                                              Proposed       Proposed
                                              Maximum         Maximum
Title of each                 Amount          Offering       Aggregate       Amount of
Class of Securities           to be          Price Per       Offering       Registration
to be Registered          Registered(1)     Security(2)      Price(2)           Fee
----------------------------------------------------------------------------------------
Common stock, no par
value per share           3,779,827 (3)        $10.06       $38,025,060        $10,570.97
========================================================================================

(1) Includes 925,000 shares of common stock 1,596,400 shares issuable upon exercise of outstanding options or warrants and 1,258,427 shares issuable upon conversion of a convertible note. All of the shares of common stock being registered hereby are being offered for the accounts of selling shareholders who acquired such shares or options or warrants or convertible note to acquire shares in private transactions. No other shares of the registrant's common stock are being registered pursuant to this offering.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based upon a price of $10.06 per share, the average of the high and low sale prices as reported by the American Stock Exchange for the registrant's common stock on March 9, 1999.

(3) Pursuant to Rule 416 of the Securities Act there are also being registered hereunder such additional shares as may be issued to the selling shareholders because of any future stock dividends, stock distributions, stock splits or similar capital readjustments.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              AUDIO BOOK CLUB, INC.

                        3,779,827 Shares of Common Stock

     This prospectus relates to an offering by certain selling shareholders of an aggregate of up to 3,779,827 shares of the common stock of Audio Book Club, Inc. All of the 3,779,827 shares of common stock are being offered for resale by such selling shareholders pursuant to this prospectus.

     The common stock may be offered from time to time by the selling shareholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in certain other ways as described in the "Plan of Distribution." Our company will not receive any of the proceeds from the sale of common stock by the selling shareholders.

     The common stock is traded on the American Stock Exchange under the symbol "KLB". On March 12, 1999, the closing sale price of the common stock as reported by the American Stock Exchange was $12.5625.

                                   ----------

     An investment in the common stock is speculative and involves a high degree of risk. See "Risk Factors" Beginning on Page 8.

                                   ----------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is ________, 1999.

            SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

     Certain statements in this prospectus or in the documents incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the factors set forth below under "Risk Factors." The words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. See "Risk Factors."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by our company with the Securities and Exchange Commission are incorporated herein by reference and shall be deemed a part hereof:

     (a)  Annual  Report on Form 10-KSB for the fiscal year ended  December  31,
          1997;

     (b) Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1998;

     (c) Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1998;

     (d) Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1998;

     (e)  Current Report on Form 8-K for the event dated May 4, 1998;

     (f)  Current Report on Form 8-K for the event dated December 14, 1998;

     (g)  Current Report on Form 8-K for the event dated December 31, 1998;

     (h) Current Report on Form 8-K/A (Amendment No. 1) for the event dated December 14, 1998; and

     (i) The description of our common stock contained in our Registration Statement on Form 8-A declared effective October 22, 1997, together with any amendment or report filed with the Securities and Exchange Commission for the purpose of updating such description.

     All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this prospectus and prior to the termination of the offering of the securities hereby shall be deemed to be incorporated by reference in this prospectus and to be a part hereof on the date of filing of such documents. Any statement incorporated in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the registration statement of which it is a part.

     This prospectus incorporates documents by reference with respect to our company that are not presented herein or delivered herewith. These documents are available without charge to any person, including any beneficial owner of our company's securities, to whom this prospectus is delivered, upon written or oral request to Mr. John Levy, Audio Book Club, Inc., 20 Community Place, Morristown, New Jersey 07960, telephone: (973) 539-9528.

                              AVAILABLE INFORMATION

     Our company is subject to the informational requirements of the Exchange Act. We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports and other information can be read and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. You can obtain copies of such materials at prescribed rates from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800- SEC-0330. Our Electronic filings made through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and
Retrieval System are publicly available through the Securities and Exchange Commission's worldwide web site (http://www.sec.gov).

                                   THE COMPANY

     Audio Book Club, Inc. is a direct marketer of audiobooks through Audio Book Club, a membership club which markets and sells audiobooks by mail and via the Internet. Since our inception, we have engaged in an aggressive membership recruitment program to establish a core Audio Book Club member base and to continually expand such member base.

     In March 1995, we established an Internet website which offers visitors to our site the opportunity to join Audio Book Club, execute club transactions online, use the website's search engine to locate any of the website's thousands of audiobook selections and sample clips of many of the website's selections. We are continually seeking to expand our company's presence on the Internet by increasing the number of audiobook titles to select and audio clips to preview, providing additional content for our websites and entering into advertising agreements with other Internet and online companies. In June 1998, we also launched BooksAloud.com, our second Internet website and membership club, designed for online customers. In 1998, we also completed the several acquisitions discussed below which has resulted in our Audio Book Club membership increasing to over 1,000,000 members.

     Our principal executive offices are located at 2295 Corporate Boulevard., N.W., Suite 222, Boca Raton, Florida 33431 and our telephone number is (561) 242-1426. We also have offices located at 20 Community Place, Morristown, New Jersey 07960. Our Internet website is located at www.audiobookclub.com and we maintain another Internet website at www.BooksAloud.com.

                               RECENT DEVELOPMENTS

     Radio Companies Acquisitions

     In December 1998, through our wholly-owned subsidiary, Classic Radio Holding Corp. ("Classic"), we acquired Radio Spirits, Inc. ("Radio Spirits") for an aggregate base purchase price of approximately $340,000 (subject to adjustment based upon the "Net Liability Value" (as defined in the purchase agreement) of Radio Spirits), 425,000 shares of our common stock and options to purchase an additional 175,000 shares of our common stock at an exercise price of $13.125 per share. A total of 200,000 of the 425,000 shares and 100,000 of the 175,000 options were placed in escrow and are subject to release if certain specified "EBITDA" (as defined in the purchase agreement) levels for the acquired company are met for the year ended December 31, 1998 and year ending December 31, 1999 (with respect to the escrowed shares) and for the year ending December 31, 2000 (with respect to the escrowed options). We also entered into a put agreement which granted the seller and his designees the right, under certain circumstances, commencing three years from the closing, to require our company to repurchase up to 175,000 shares of common stock issued in connection with the acquisition at prices ranging from $4.00 to $12.00 per share.

     At the time of the acquisition, Radio Spirits specialized in the syndication, sales and licensing of popular radio programs which originally aired from the 1930's through the late 1950's. Radio Spirits also produced and syndicated three national "classic" radio programs that are collectively heard in more than 500 markets by over 3 million listeners weekly. Through its in-house production and mail order services, Radio Spirits also produced and distributed audiocassettes and compact discs of vintage comedy, mystery, detective, adventure and suspense programs to customers worldwide. Radio Spirits also controlled the licensing rights to many popular serials and had an exclusive licensing arrangement with the Smithsonian Institute to market products under the Smithsonian name.

     In connection with our acquisition of Radio Spirits, through our indirectly wholly-owned subsidiary, Classic Radio Acquisition Corp. ("CRAC"), we also acquired certain assets of Buffalo Productions, Inc. ("Buffalo"), an affiliate of Carl Amari (who was the sole stockholder and Chairman of Radio Spirits prior to the acquisition), for approximately $369,000, and Mr. Amari's 50% interest in a joint venture engaged in producing, broadcasting, marketing and distributing a series of old-time radio programs for $2,550,000. The assets acquired from Buffalo were those relating to its business of duplicating pre-recorded compact discs.

     In December 1998, through CRAC, we acquired all of the assets used by Metacom, Inc. ("Metacom") in connection with its "Adventures in Cassettes" business of producing, marketing, and selling old-time radio programs for $900,000, 50,000 shares of our common stock and options to purchase up to 50,000 shares of our common stock at an exercise price of $8.125 per share. In addition, we granted Metacom the right, subject to certain limitations, to sell the shares and the shares issuable upon exercise of the options received by it back to our company at a price of $10.00 per share between the third and tenth anniversary of the closing. Metacom's Adventures in Cassettes customer list includes approximately 150,000 names.

     In December 1998, through CRAC, we acquired all the assets used by Premier Electronic Laboratories, Inc. ("Premier") in connection with its business of licensing, producing, marketing and selling classic videos and radio programs through mail order catalogs, phone solicitations and specialty mail organizations for $240,000, 125,000 shares of our common stock and a certain non-compete payment. We also granted Premier the right, under certain circumstances and subject to certain limitations, to sell the 125,000 shares received by it back to our company at prices ranging from $7.00 per share for the first 25,000 shares so sold to $15.00 per share for the last 50,000 shares so sold, at various times between the second and tenth year of the closing of the acquisition. As of June 30, 1998, Premier had over 200,000 mail order customers.

     As part of the acquisition of Radio Spirits, Classic acquired Radio Spirits' mailing list of over 70,000 individuals as well as all of the company's assets. In connection with the Radio Spirits acquisition, we hired Carl Amari as President of Classic, to manage the combined, post-merger radio operations pursuant to a three-year employment agreement that provides for an annual salary of $200,000 for the first 18 months and $300,000 for the next 18 months.

     Acquisition of Columbia House's Audiobook Club Division

     On December 31, 1998, our wholly-owned subsidiary acquired substantially all of the assets used in the audiobook club division (the "CH AudioBook Club") of The Columbia House Company ("Columbia House").

     At the time of the acquisition, the CH Audiobook Club was the industry leading direct marketer of audiobooks using a membership club format. As part of the acquisition, we acquired Columbia House's audiobook club's membership file of approximately 600,000 members, as well as substantially all of

Columbia House's other assets relating exclusively to the CH Audiobook Club, including inventory and certain accounts receivable. We also entered into a mailing agreement which allows us to (i) use Columbia House's compact disc, VHS, laser and DVD video club's membership lists for our Audio Book Club new member acquisition campaigns, (ii) insert our new member acquisition material into Columbia House's member mailing programs sent to various other clubs maintained by Columbia House and (iii) be referred to as the Columbia House recommended source for audiobooks in a club format, for a period of seven years. In addition, Columbia House entered into a non-compete agreement pursuant to which it agreed not to engage in certain activities which compete with our operation of our Audio Book Club for a period of five years. Moreover, we entered into a transitional services agreement with Columbia House.

     As consideration for the acquisition and the related transactions, including the mailing agreement, the non-compete agreement and the transitional services agreement, Columbia House received from us cash consideration of $30,750,000. In addition, we issued to Columbia House's designees (Sony Music Entertainment Inc. and WCI Record Club Inc.) an aggregate of 325,000 shares of our common stock (the "Shares") and warrants to purchase an additional 100,000 shares of our common stock (the "Warrant Shares") at a price of $11.125 per share. We also granted to Columbia House (i) certain registration rights with respect to the Shares and Warrant Shares and (ii) the right, under certain circumstances, commencing six years from the Closing, to require us to purchase from Columbia House and its designees the Shares at a price of $15.00 per Share.

     Financings

     In December 1998, we obtained  financing for our recent  acquisitions  from
(i) Fleet National Bank ("Fleet") and ING (U.S.) Capital Corporation pursuant to a credit agreement dated as of December 31, 1998 (the "Credit Agreement") among our company, the banks, financial institutions and other institutional lenders named therein, as initial lenders, and Fleet, as initial issuing bank, swingline bank and administrative agent, and (ii) Norton Herrick, our Co-Chief Executive Officer, pursuant to a $15,000,000 principal amount 9% Convertible Senior Subordinated Promissory Note due December 31, 2004 (the "Note").

     Pursuant to the Credit Agreement, we borrowed an aggregate of $27,000,000, consisting of a $25,000,000 Term Advance (as defined in the Credit Agreement) and a $2,000,000 Revolving Credit Advance (as defined in the Credit Agreement). Subject to certain limitations set forth in the Credit Agreement, the maximum principal amount of all advances under the Credit Agreement cannot exceed $30,000,000 through and including March 30, 1999, thereafter increasing to a maximum of $34,000,000. The principal amount outstanding under the Credit Agreement is payable in quarterly installments commencing on March 31, 1999 through December 31, 2003. The quarterly payments begin at $250,000 on March 31, 1999 and increase by $500,000 increments on each March 31, to $2,250,000 on March 31, 2003, provided, however, that the final principal installment on December 31, 2003 will be equal to the aggregate principal amount outstanding on such date. We granted to the lenders a security interest in substantially all of our assets and the assets of our subsidiaries and pledged the capital stock of our subsidiaries to the lenders as collateral under the Credit Agreement. We also issued to the lenders three-year warrants to purchase up to an aggregate of 196,800 shares of our common stock at an exercise price of $10.00, subject to adjustment in certain circumstances.

     Pursuant to the Note, we borrowed $15,000,000, of which $1,000,000 was repaid on January 12, 1999. The Note is due December 31, 2004, bears interest at the initial rate of 9% per annum, payable monthly in arrears and is convertible, in whole or in part, at the holder's option, into shares of our common stock at the rate of one share per $11.125 of principal or interest outstanding under the Note, subject to adjustment. As additional consideration for the loan, our company issued to Mr. Herrick five-year warrants to purchase 500,000 shares of our common stock at an exercise price of $12.00 per share, subject to adjustment. Pursuant to the terms of a letter agreement dated December 31, 1998 between our company and Mr. Herrick (the "Letter Agreement"), the interest rate of the Note will increase to 11%, the conversion rate of the Note is subject to adjustment and the exercise price of the warrants is subject to adjustment, in the event that the Note is not refinanced on or prior to September 30, 1999. Pursuant to the Letter Agreement, we also agreed that if the Note is refinanced by anyone other than Mr. Herrick or a family member or affiliate of Mr. Herrick, we will issue to Mr. Herrick warrants to purchase an additional 350,000 shares of our common stock, which warrants shall be identical to the warrants issued to him in connection with the Note. The Note is subordinated to our obligations under the Credit Agreement and is secured by a second lien security interest of certain assets of Classic and CRAC. Additionally, pursuant to the terms of a letter agreement, Mr. Herrick agreed with Fleet not to take certain actions with respect to the Note so long as he held the Note. The terms of Mr. Herrick's investment were approved by the independent members of the Company's Board of Directors. Prior to consummating the transaction the Board obtained a fairness opinion from an investment banker.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors before purchasing any shares of the common stock offered hereby by the selling shareholders.

     Significant Losses. Since our inception, we have incurred significant losses, including losses of $6,242,491 during the year ended December 31, 1996, $4,920,851 during the year ended December 31, 1997 and $3,993,346 during the nine months ended September 30, 1998. We had an accumulated deficit of $20,467,274 at September 30, 1998.

     Significant Outstanding Indebtedness; Loan Covenants and Security Interests. Our company has outstanding indebtedness which is substantial in relation to our shareholders' equity, as well as interest and debt service requirements which are significant compared to our cash flow from operations. As of September 30, 1998, on a pro forma basis, after giving effect to the borrowing of approximately $27,000,000 pursuant to the Credit Agreement, the issuance of the Notes, the application of the net proceeds therefrom and the consummation of the acquisitions, described under "Recent Developments", we have approximately $41 million of indebtedness outstanding, which is substantial in relation to our total capitalization. Since our company's borrowings under the Credit Agreement are at variable interest rates, we are subject to the risk of paying higher rates on advances under the Credit Agreement.

     Security Interests and Restrictive Covenants. All of our assets and the assets and capital stock of our subsidiaries are pledged to the lenders under the Credit Agreement, and certain assets of Classic and CRAC are pledged to the lender under the Note. The agreements relating to the Credit Agreement and to the Note contain financial ratios and covenants requiring compliance by our company. Upon the occurrence of an event of default under the Credit Agreement or the Note, our indebtedness thereunder (subject, in the case of the senior subordinated notes, to the subordination provisions thereof) could become immediately due and payable and the lenders under the Credit Agreement and/or Note could foreclose on our assets.

     Risks Associated with Expansion and Acquisitions. We have expanded our operations through internal growth and acquisitions, which has placed and is expected to continue to place a significant strain on our management, administrative, operational, financial and other resources. We are dependent upon the services of key personnel acquired in such transactions. We can not assure you that we will be able to successfully integrate such businesses into our operations or that we will be able to retain key personnel acquired in such transactions. We will likely be materially adversely affected if we are unable to successfully integrate acquired businesses and personnel into our operations. We may seek to continue to expand our operations by acquiring additional companies or businesses. We can not assure you that we will be able to further expand our operations or that any future acquisitions will have a positive effect on our company's business and prospects.

     Amortization Expenses Due to Recent Acquisitions. As a result of our recent acquisitions, our company is required to amortize the excess of costs over net assets acquired (an aggregate of approximately $48 million) over a period of up to 40 years. Although such amortization does not have an effect on our company's available capital, it will be treated as an operating expense that will reduce our company's reported earnings or increase reported losses, as the case may be. Future acquisitions could result in substantial additional amortization expenses to our company which would reduce future earnings or increase losses, as the case may be.

     Contingent Liabilities; Other Obligations. In connection with our recent acquisitions, we granted the sellers the option to sell back to us up to an aggregate of 675,000 shares of our common stock issued to the sellers in connection with the acquisitions. The sellers have the option under certain conditions to sell the such shares of stock to us at prices ranging from $7.00 to $15.00 per share at various times commencing December 2000, unless the puts are terminated as a result of our satisfying certain common stock price and/or performance targets prior thereto. As of the date of this prospectus, the market value of our common stock was below the guaranteed market prices for certain put obligations. There can be no assurance that the market price of our common stock will exceed the guaranteed market prices at the time that the puts are exercisable or that the puts will terminate prior thereto. In addition, there can be no assurance that we will have the necessary funds to meet any obligations to repurchase stock pursuant to the puts and we could be materially adversely affected if we are required to make such payments or are unable to make such payments if so required.

     Risks Relating to Member Recruitment Strategy. Our member recruitment advertising efforts will continue to include direct mail campaigns. The success of direct mail campaigns is subject to a high degree of risk and uncertainties, including the ability to target the type of persons which we believe are likely to join Audio Book Club. We use a variety of modeling and list analysis procedures and techniques as part of our efforts to efficiently target our direct mail campaigns and we intend to increase the number of prospective members to which member solicitation packages will be mailed, including to persons on the membership lists of the recently acquired Columbia House clubs and more than 300,000 names acquired through our other recent acquisitions. However, we cannot assure you that we will achieve improved response rates, be able to reduce our per member acquisition costs or that our member recruitment efforts will result in a substantially increased membership base.

     Niche Market. Although audiobooks have been marketed to the public for approximately 12 years and the market for audiobooks has expanded rapidly during that period, this market is still evolving and is currently a niche market. The sale of audiobooks through mail order clubs is an emerging retail concept. As is typically the case for products in an evolving industry, the ultimate level of demand and market acceptance for audiobooks is subject to a high degree of uncertainty. It is possible that the market for audiobooks may not continue to grow at the current rate or that growth trends may reverse. A decline in the popularity of audiobooks could adversely affect our business and prospects.

     Changing Consumer Preferences. The audiobook market is characterized by continuous introductions of new titles and is subject to changing consumer preferences, which may adversely affect our ability to plan for catalog offerings, anticipate order lead time and accurately asses inventory requirements. While we evaluate many factors to anticipate the popularity and life cycle of selected titles, the ultimate level of demand for specific audiobook titles is subject to a high level of uncertainty. Moreover, sales of a specific audiobook title typically decline rapidly after the first few months following release. Any unanticipated decline in popularity of selected titles could result in excess inventory or require us to sell such inventory at a reduced price. Our success is largely dependent upon our ability to anticipate and respond to these and other factors affecting the industry, such as economic factors affecting discretionary consumer spending, changes in consumer demographics and the availability of other forms of entertainment. Failure to respond to such factors in a timely manner could have an adverse effect on our operating results.

     Dependence Upon Supply of Audio Books. We are dependent upon the continued supply of audiobooks to offer to Audio Book Club members. Many of our license agreements with audiobook publishers are short-term, non-exclusive agreements, typically one or two years in length. Certain of our agreements expire over the next several months, unless renewed. Our success is dependent upon our ability to renew existing license and supply arrangements with respect to audiobook publishers' libraries and to enter into additional arrangements for the supply of new audiobook titles. Our failure to obtain the rights to audiobook libraries or selected audiobook titles, on commercially reasonable terms, or at all, could have a material adverse effect on our business and prospects. In addition, we currently enjoy a cost advantage over traditional retailers of audiobooks. If audiobook publishers were to change their policies, our cost advantage could be adversely impacted.

     Dependence on Third-Party Service Providers. National Fulfillment Services, Inc. provides order processing, billing and data processing services to our company and performs customer service functions. Centrobe, Inc. provides warehousing and distribution services for our company. We are dependent upon such third parties to process and deliver orders on a timely basis and upon National Fulfillment Services, Inc. to provide friendly, efficient customer service and to timely process and collect and accurately report customer payments to avoid delays in collection. Failure by either of these service providers to perform its services in accordance with our requirements could result in adverse member perception of Audio Book Club and BooksAloud.com or delay collections of receivables, either of which could have a material adverse effect on our company. The unavailability or interruption of services from either of these providers would result in a material interruption of our operations.

     Risks Relating to Operation of a Web Site and Advertising on the Internet and Online Computer Services. Key elements of our business strategy are to expand our Internet web sites and increase Internet and online computer service advertising. Accordingly, the satisfactory performance, reliability and availability of our websites, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract visitors to our websites and maintain adequate customer service levels. We anticipate that new member and other revenues will become partially dependent on the number of visitors who join as members from and who shop on our websites. Accordingly, any system interruptions that result in the unavailability of our websites or could adversely affect consumer perception of our membership clubs and websites, either of which could have a material adverse effect on our company.

     Member  Attrition.  Our  operating  results  are and  will  continue  to be significantly affected by member attrition. Although we provide various incentives for members to continue in our club, once a member has satisfied his or her commitment to purchase four audiobooks at regular prices, the member has no further commitment to our club. Moreover, we incur significant upfront expenditures in connection with acquiring new members, including the costs associated with member recruitment advertising and mailings of member welcome packages, as well as the costs of supplying the audiobooks ordered at Audio Book Club's low introductory price (which is significantly below our cost). A member may not honor his or her commitment or membership may be terminated by our company for several reasons, including failure to pay for purchases or excessive returns or cancelled orders. The member attrition rate for mail order clubs is typically high and, we believe that Audio Book Club's member attrition rate has been typical of the negative option mail order industry. Any significant increase in member attrition could have a material adverse effect on our company. We may not be able to recoup our costs associated with new members.

     Competition. The audiobook and mail order club industries are intensely competitive and highly fragmented. Although we recently acquired one of our major competitors, we continue to compete with the other existing audiobook club for prospective members. We are currently aware of one other negative option audiobook club. We also compete with all other outlets through which audiobooks are offered, including bookstores, audiobook stores (which primarily rent and, to a lesser extent, sell only audiobooks), retail establishments such as supermarkets, convenience stores, video rental stores, wholesale clubs and mail order companies which offer audiobooks for rental and sale through their catalogs and on the internet. Some of these competitors are well-established companies which have greater financial, marketing, distribution, personnel and other resources than we have, with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for audiobooks. In addition, we compete with mail order clubs and catalogs, Internet marketers and other direct marketers that offer products with similar entertainment value as audiobooks, such as music cassettes and compact discs, printed books and videos, for discretionary consumer spending. Moreover, since the audiobook club industry does not have any substantial barriers to competition, other marketers of audiobooks may seek to establish audiobook clubs and operators of other clubs may seek to expand their product line by adding audiobooks. Any increase in competition could result in increased price competition. We can not assure you that we will be able to compete successfully.

     Product Returns. Mail order clubs which offer products on a negative option basis, have historically experienced high product return rates. Our policy is to accept promptly made returns of damaged products and, in order to maintain favorable customer relations, we generally accept returns of unopened products. At the time a member orders an audiobook, we establish a reserve for future returns based upon historical return rates and an evaluation of current return trends. We have recently experienced a product return rate of approximately 28.7%. Product returns which significantly exceed our reserves would adversely affect our operating results.

     Collection and Credit Risks. We are subject to all of the risks associated with selling products on credit, including, delays in collection or uncollectibility of accounts receivable. Our accounts receivable (less allowances for sales returns and doubtful accounts) have historically increased from period to period and are expected to increase as a result of the anticipated expansion of Audio Book Club's and BooksAloud.com membership base. As of September 30, 1998, allowances for sales returns and doubtful accounts were $912,875, which we believe is currently adequate for the size and nature of our receivables. Nevertheless, delays in collection or uncollectibility of accounts receivable could have a material adverse effect on our liquidity and working capital position and could require our company to increase our allowance for doubtful accounts. Furthermore, as we seek to expand Audio Book Club's and BooksAloud.com's membership bases, we will be required to continually evaluate and assess the credit worthiness of new members.

     Costs of Postage and Shipping. Postage and shipping are significant expenses in the operation of our business. As is customary in the mail order industry, we pass on the costs of order fulfillment directly to the member but do not directly pass on the costs of member mailings and member solicitation packages. Any unanticipated increase in postal rates could have an adverse effect on our operating results to the extent that we are unable to offset such increases by raising our prices or by implementing more efficient mailing, delivery and order fulfillment methods.

     Uncertainty of Protection of Proprietary Information. We believe that our service marks have significant value and are important to the marketing of our membership clubs and websites. However, we cannot assure you that our marks do not or will not violate the proprietary rights of others or that our marks would be upheld, or that we would not be prevented from using our marks, if challenged. Any of the foregoing could have an adverse effect on our company. In addition, we rely on trade secrets and proprietary know-how, and employ various methods, to protect our ideas, concepts and membership database. However, such methods may not afford us complete protection. Others may independently develop similar know-how or obtain access to our know-how, ideas, concepts and membership database. We typically obtain confidentiality agreements with our executive officers, employees, list managers and appropriate consultants and service suppliers. However, we can not assure you that such agreements will be obtained or, if obtained will adequately protect our trade secrets. In the event competitors independently develop or otherwise obtain access to our know-how, concepts, trade secrets or membership database, our company may be adversely affected.

     Fluctuations in Operating Results. Our operating results vary from period to period as a result of purchasing patterns of members, the timing, cost, magnitude and success of direct mail campaigns and other member recruitment advertising, member attrition, timing and popularity of new audiobook releases and product returns. Unanticipated events, including delays in securing an adequate supply of popular audiobook titles at the time of peak sales, delays in direct mailing or significant decreases in sales, particularly during peak sales periods, could result in losses which would not be easily reversed before the following year. The foregoing may result in significant fluctuations in our operating results in the future.

     Dependence Upon Key Personnel. Our success will largely depend upon the efforts of Norton Herrick, Chairman of the Board and Co-Chief Executive Officer, and Michael Herrick, Co-Chief Executive Officer and Vice Chairman of the Board. We have entered into employment agreements with each of such officers. However, the loss of the services of either such officer or other key personnel would have a material adverse effect on company's business and prospects. Our success will also depend on our ability to attract and retain experienced management and industry personnel. We face considerable competition from other mail order clubs, Internet marketers and direct marketing companies for such personnel, many of which have significantly greater resources than we have. We can not assure you that we will be able to attract and retain such personnel. Our business and prospects could be materially adversely affected if we are unable to do so.

     Certain Relationships with Affiliates; Conflicts of Interest. From time to time, we have relied on and benefitted from our relationships with certain affiliates. We share office space with entities affiliated with officers of our company and have relied on entities affiliated with Norton Herrick for the provision of certain travel, accounting, administrative and general office services and to obtain general business insurance. Moreover, Mr. Herrick may have a conflict of interest in the allocation of his business time among our company and certain of his other business ventures.

     Control by The Herrick Family. As of the date of this prospectus, Norton Herrick, Michael Herrick and Howard Herrick, in the aggregate, beneficially own approximately 67.8% of the outstanding common stock of our company (or 61.3% on a fully diluted basis). Accordingly, they are able to control our company and generally direct our company's affairs, including electing a majority of our directors and causing an increase in our company's authorized capital or the dissolution, merger, or sale of our company or substantially all of our assets.

     Classified Board of Directors; Possible Adverse Effects of Authorization of Preferred Stock. Our by-laws divide our board of directors into three classes, serving staggered three-year terms. The staggered board of directors may make it more difficult for a third party to acquire, or may discourage acquisition bids for, our company. In addition, our Articles of Incorporation authorize our board of directors to issue up to 5,000,000 shares of "blank check" preferred stock without shareholder approval, in one or more series and to fix the dividend rights, terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges, and restrictions applicable to each new series of preferred stock. The issuance of shares of preferred stock in the future could, among other results, adversely affect the voting power of the holders of common stock and, under certain circumstances, could make it difficult for a third party to gain control of our company, prevent or substantially delay a change in control, discourage bids for the common stock at a premium, or otherwise adversely affect the market price of the common stock. Although our company has no current plans to issue any shares of preferred stock or designate new series of preferred stock our board of directors may decide to do so in the future.

     No Dividends. Our company has never paid any dividends on the common stock and does not anticipate paying cash dividends in the foreseeable future. The declaration and payment of future dividends, if any, will be at the sole discretion of the board of directors and will depend upon our profitability, financial condition, cash requirements, future prospects, and other factors deemed relevant by the board of directors. In addition, the payment of dividends and other distributions to our holders of common stock is prohibited by the terms of certain financing agreements.

     Limitation of Liability of Directors and Officers. Our Articles of Incorporation include provisions to eliminate, to the full extent permitted by the Florida Business Corporation Act, the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties as directors. The Articles of Incorporation also include provisions to the effect that we will, to the maximum extent permitted under the law of the State of Florida, indemnify, and upon request shall advance expenses to any director or officer to the extent that such indemnification and advancement of expense is permitted under such law.

     Potential Volatility of Price of the Common Stock. The market price of our common stock has experienced significant fluctuations since our initial public offering in October 1997. The common stock is quoted on the American Stock Exchange, which market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the common stock without regard to the operating performance. In addition, the trading price of the common stock could be subject to significant fluctuations in response to actual or anticipated variations in our quarterly operating results announcements by our company or our competitors, factors affecting the audiobook industry generally, changes in national or regional economic conditions, changes in securities analysts' estimates for our company's competitors' or industry's future performance or general market conditions. The market price of the common stock could also be affected by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in the Internet and online industries.

     Significant Outstanding Options, Warrants and Other Convertible Securities. As of January 31, 1999, there were outstanding options, warrants and other convertible securities to purchase an aggregate of approximately 4,600,000 shares of our common stock at exercise prices ranging from $3.50 to $16.50 per share. To the extent that outstanding options and warrants are exercised, dilution to the percentage ownership of our company's shareholders will occur and any sales in the public market of our common stock underlying such options and warrants may adversely affect prevailing market prices for our common stock. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to our company than those provided in the outstanding options and warrants.

                                 USE OF PROCEEDS

     We will not receive any proceeds from any sales of shares of common stock made from time to time hereunder by the selling shareholders. We have agreed to bear certain expenses in connection with the registration of the common stock being offered and sold by the selling shareholders. We will receive proceeds from any exercise for cash of warrants and options made prior to the sale of any of the shares of common stock underlying such warrants and options (except with respect to "cashless exercises") being offered hereby. Such proceeds will be added to our working capital.

                          DESCRIPTION OF CAPITAL STOCK

General

     Our company is authorized to issue 25,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. As of March 10, 1999, there are 7,078,920 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors, and, subject to preferences that may be applicable to any Preferred Stock outstanding at the time, are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of liquidation or dissolution of our company, the holders of common stock are entitled to receive all assets available for distribution to the shareholders, subject to any preferential rights of any preferred stock then outstanding. The holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are, and the shares of common stock offered hereby upon issuance and sale will be, fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the right of the holders of any shares of preferred stock which our board of directors may designate in the future.

Preferred Stock

     Authorized but undesignated shares of preferred stock may be issued from time to time in one or more series upon authorization by our board of directors. The Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of our company, prevent or substantially delay a change of control, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock.

Transfer Agent

     The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, New York, New York.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the selling shareholders:

                               Beneficial
                               Ownership of                                        Shares                       % of Shares
                               Shares of Common                                    Beneficially                 Beneficially
Selling                        Stock Prior to           Shares to be Sold          Owned                        Owned After
Shareholder(1)                 Offering                 in the Offering(2)         After Offering(3)            Offering(3)
--------------                 --------                 ------------------         -----------------            -----------
Norton Herrick                  3,893,547(4)               1,758,427(5)               2,135,120                   25.9%

Carl Wolf                          95,000(6)                 75,000                      15,000                      *

The Columbia
House Company                     225,000                    225,000                          0                      0

Sony Music
Entertainment Inc.                325,000(7)                 325,000(8)                       0                      0

WCI Music Group,
Inc.                              325,000(7)                 325,000(8)                       0                      0

Premier Electronic
Laboratories, Inc.                125,000(9)                  125,000                         0                      *

Metacom, Inc.                     100,000(10)                 100,000                         0                      *

Carl Amari                        547,875(11)                 547,875                         0                      *

Denis Levin                        31,250(12)                  31,250                         0                      0

Vince Amari                        20,875(13)                  20,875                         0                      0

Karen Olsen                         5,000(14)                   5,000                         0                      0

Christina Vrba                     10,000(15)                  10,000                         0                      0

Fleet National
Bank                               98,400(16)                 98,400                          0                      0

ING (U.S.) Captial
Corporation                        98,400(17)                 98,400                          0                      0

800 Long Distance,
Inc.                               21,600(18)                 21,600                          0                      0

Jeffrey Busche                     20,000(19)                 20,000                          0                      0

Louis Lichtenfeld                  10,000(20)                 10,000                          0                      0

Gregory Presson                    31,625(21)                 31,625                          0                      0

Stephen Weinress                   20,334(22)                 20,334                          0                      0

Carl Frankson                      27,125(23)                 27,125                          0                      0

Patrick Bannister                   6,291(24)                  6,291                          0                      0

Darren Friend                      23,000(25)                 23,000                          0                      0

Andre Guardi                       29,340(26)                 29,340                          0                      0

Doug Dust                           2,250(27)                  2,250                          0                      0

Marjorie Goddard                    5,518(28)                  5,518                          0                      0

Michael Chenery                     5,017(29)                  5,017                          0                      0

Steven Kornfeld                    20,000(30)                 20,000                          0                      0

Steven Rothstein                   49,400(31)                 49,400                          0                      0

Craig Gould                         7,500(32)                  7,500                          0                      0

National Securities
Corporation                        27,600(33)                 27,600                          0                      0

Steven McLaughlin                 158,000(34)                158,000                          0                      0

Frankfurt, Garbus,
Klein & Salz                       20,000(35)                 20,000                          0                      0

----------
*    Less than one percent.

(1) None of the selling shareholders has a material relationship with our company other than, Norton Herrick who is a Director, Chairman of the Board and Co-Chief Executive Officer, Michael Herrick who is a Director and Co-Chief Executive Officer, Howard Herrick who is a Director and Executive Vice President, Steven McLaughlin who is an Executive Vice President and Chief Technology Officer, Carl Wolf who is a Director and Carl Amari who is President of a wholly-owned subsidiary of our Company.

(2) Assumes as to each selling shareholder the exercise of all of the warrants, options and other convertible securities owned by such selling shareholder (other than options granted under the Company's 1997 Stock Option Plan) whether or not currently exercisable and the sale of all of the shares. We cannot assure you that any warrants, options or convertible securities will be exercised or converted, as the case may be, or that any shares of common stock offered by selling shareholders hereby will be sold.

(3) Each selling shareholder's beneficial ownership and percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such selling shareholder (but not held by any other selling shareholder or person) and are exercisable within 60 days from the date of this prospectus have been exercised and converted.

(4) Includes (i) 8,200 shares of common stock held by Norton Herrick, (ii) 488,460 shares of common stock held by Howard Herrick, (iii) 488,460 shares of common stock held by the M.E. Herrick Irrevocable Trust, of which Michael Herrick is the sole beneficiary and Howard Herrick is the sole trustee, (iv) 250,000 shares issuable upon exercise of options granted on June 16, 1998 at an exercise price of $3.50 per share, (v) 750,000 shares of common stock issuable upon exercise of options granted September 10, 1998 at an exercise price of $7.25 per share, (vii) 150,000 shares of common stock issuable upon exercise of options granted to Evan Herrick on November 5, 1998 at an exercise price of $7.875 per share, (vii) 1,258,427 shares of common stock issuable upon conversion of the Note at an initial conversion price of $11.125 per share and (viii) 500,000 shares of common stock issuable upon exercise of a warrant ("Warrant") issued on December 31, 1998 at an initial exercise price of $12.00 per share. Does not include 2,714,180 shares held by the Norton Herrick Irrevocable ABC Trust of which Norton Herrick is the sole beneficiary and Howard Herrick is the sole trustee. The Norton Herrick Irrevocable ABC Trust agreement provides that Howard Herrick shall have sole voting and dispositive power over the shares held by the trust. Howard Herrick has irrevocably granted to Norton Herrick sole dispositive power with respect to the shares of common stock held by Howard Herrick in his own behalf and on behalf of the M.E. Herrick Irrevocable Trust. Evan Herrick has irrevocably granted to Norton Herrick sole voting and dispositive power with respect to the shares of common stock issuable upon exercise of the 150,000 options granted to Evan Herrick on November 5, 1998.

(5)  Represents shares issuable upon exercise of the Note and the Warrant.

(6) Includes (i) 50,000 shares of common stock issuable upon exercise of options granted March 18, 1998 at an exercise price of $5.00 per share,
     (ii) 25,000 shares of common stock issuable upon exercise of options purchased September 18, 1998 at an exercise price of $5.00 per share, and
     (iii) 15,000 shares of common stock issuable upon exercise of options granted on March 18, 1998 under our stock option plan at an exercise price of $5.00 per share. Does not include options to purchase 7,500 shares of common stock granted under our stock option plan which vest on March 18, 2000.

(7) Represents (i) 50,000 shares of common stock separately held by each of the named selling shareholders, (ii) 225,000 shares of common stock held of record by The Columbia House Company and which may be deemed to be beneficially owned by each of the named selling shareholders and (iii) 50,000 shares of common stock issuable to each of the named selling shareholders upon exercise of warrants issued to each of them on December 31, 1998 with an exercise price of $11.125. The shares of common stock and warrants were issued in connection with our purchase of certain assets of The Columbia House Company on December 31, 1998.

(8) Includes 225,000 shares owned of record by The Columbia House Company which is separately listed as a selling shareholder of such shares.

(9) Represents 125,000 shares of common stock of our company issued in connection with our purchase of certain assets of Premier Electronic Laboratories, Inc. on December 31, 1998.

(10) Represents 50,000 shares of common stock and (ii) 50,000 shares of common stock issuable upon exercise of options issued December 14, 1998 with an exercise price of $8.125 per share. The common stock and options were issued in connection with our purchase of certain assets of Metacom, Inc.

(11) Includes 395,125 shares of common stock (of which 200,000 are held in escrow and are subject to release if certain "EBITDA" levels for the acquired companies are met for the year ended December 31, 1998 and year ending December 31, 1999) and 152,750 shares issuable upon exercise of options issued on December 14, 1998 with an exercise price of $13.125 (of which 100,000 options are held in escrow and subject to release if certain "EBITDA" levels for the acquired companies are met for the year ended December 31, 2000). The shares of common stock and options were issued in connection with our purchase of certain assets of Radio Spirits, Inc.and Buffalo Productions, Inc. and Carl Amari's interest in a joint venture.

(12) Represents (i) 13,750 shares of Common Stock and an additional 2,500 shares of common stock issuable upon exercise of options with an exercise price of $13.125 per share, all of which was issued on December 14, 1998 in connection with our purchase of certain assets of Radio Spirits, Inc. and
     (ii) 15,000 shares issuable upon exercise of options with an exercise price of $13.125 per share granted on December 14, 1998 in connection with a consulting agreement.

(13) Represents (i) 16,125 shares of Common Stock and (ii) 4,750 shares of Common Stock issuable upon exercise of an option issued on December 14, 1998 with an exercise price of $13.125 per share. The shares of Common Stock and options wee issued in connection with our purchase of certain assets of Radio Spirits, Inc.

(14) Represents 5,000 shares of Common Stock issuable upon exercise of options issued on December 14, 1998 with an exercise price of $13.125 per share. The options were issued in connection with our purchase of certain assets of Radio Spirits, Inc.

(15) Represents 10,000 shares of Common Stock issuable upon exercise of options issued on December 14, 1998 with an exercise price of $13.125 per share. The options were issued in connection with our purchase of certain assets of Radio Spirits, Inc.

(16) Represents 98,400 shares of common stock issuable upon exercise of warrants with an exercise price of $10.00 per share issued to Fleet National Bank in connection with the Credit Agreement on December 31, 1998.

(17) Represents 98,400 shares of common stock issuable upon exercise of warrants with an exercise price of $10.00 per share issued to ING (U.S.) Capital Corporation in connection with the Credit Agreement on December 31, 1998.

(18) Represents 21,600 shares of common stock issuable upon exercise of options granted on April 17, 1998 at an exercise price of $4.40 per share.

(19) Represents 20,000 shares issuable upon exercise of options granted on May 30, 1998 exercisable at $4.81 per share.

(20) Represents 10,000 shares of common stock issuable upon exercise of options granted on December 31, 1998 with an exercise price of $11.125 per share.

(21) Represents (i) 23,000 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share and (ii) 8,625 shares of common stock issuable upon exercise of warrants issued on November 2, 1998 with an exercise price of $8.375 per share.

(22) Represents (i) 17,125 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share and (ii) 3,209 shares of common stock issuable upon exercise of warrants issued on November 2, 1998 with an exercise price of $8.375 per share.

(23) Represents (i) 23,000 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share and (ii) 4,125 shares of common stock issuable upon exercise of warrants issued on November 2, 1998 with an exercise price of $8.375 per share.

(24) Represents (i) 4,000 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share and (ii) 2,291 shares of common stock issuable upon exercise of warrants issued on November 2, 1998 with an exercise price of $8.375 per share.

(25) Represents (i) 23,000 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share.

(26) Represents (i) 24,480 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share and (ii) 4,500 shares of common stock issuable upon exercise of warrants issued on November 2, 1998 with an exercise price of $8.375 per share.

(27) Represents 2,250 shares of common stock issuable upon exercise of warrants issued on November 2, 1998 with an exercise price of $8.375 per share.

(28) Represents 5,518 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share.

(29) Represents 5,017 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share.

(30) Represents 20,000 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share.

(31) Represents 49,400 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share.

(32) Represents 7,500 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share.

(33) Represents 27,600 shares of common stock issuable upon exercise of underwriters' warrants issued in connection with our initial public offering and are exercisable until October 22, 2002 at an exercise price of $16.50 per share.

(34) Represents (i) 8,000 shares of common stock issuable upon exercise of options granted on February 15, 1999 with an exercise of price of $.10 per share and (ii) 150,000 shares of common stock issuable upon exercise of options granted on Fefbruary 15, 1999 with and exercise price of $9.75 per share.

(35) Represents 20,000 shares of common stock issuable upon exercise of options granted on March 5, 1999 with an exercise price of $10.00 per share.

                              PLAN OF DISTRIBUTION

     Our   company  is   registering   the  shares  on  behalf  of  the  selling
shareholders. As used herein, "Selling Shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. We have agreed to bear certain expenses in connection with the registration of the shares offered and sold by the selling shareholders. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Shareholders. Sales of shares may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the American Stock Exchange, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Shareholders have advised our company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

     The Selling Shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Shareholders and any broker-dealers that act in connection with the sale of shares of common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Our company has agreed to indemnify certain of the Selling Shareholders against certain liabilities, including liabilities arising under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

     Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the American Stock Exchange pursuant to Rule 153 under the Securities Act.

     Selling Shareholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

                                 INDEMNIFICATION

     Our Articles of Incorporation and By-Laws provide that our company shall indemnify its directors and officers to the fullest extent permitted by the Florida Business Corporation Act. The Florida Business

Corporation Act provides that no director or officer of our company shall be personally liable to our company or our shareholders for damages for breach of any duty owed to our company or our shareholders, except for liability for (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) any unlawful payment of a dividend or unlawful stock repurchase or redemption in violation of the Florida Business Corporation Act, (iii) any transaction from which the director received an improper personal benefit or (iv) a violation of a criminal law.

     Our company has entered into indemnification agreements with certain employees, officers and consultants. Pursuant to the terms of the indemnity agreements, our company has agreed to indemnify, to the fullest extent permitted under applicable law, against any amounts which the employee, officer or consultant may become legally obligated to pay in connection with any claim arising from or out of the employee, officer or consultant acting, in connection with any services performed by or on behalf of our company and certain expenses related thereto. Provided however, that the employee, officer or consultant shall reimburse our company for such amounts if the such individual is found, as finally judicially determined by a court of competent jurisdiction, not to have been entitled to such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                  LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby was passed upon for our company by Atlas, Pearlman, Trop & Borkson, P.A., Ft. Lauderdale, Florida.

                                     EXPERTS

     The financial statements of Audio Book Club, Inc. as of December 31, 1997 and for each of the years in the two-year period ended December 31, 1997, incorporated by reference in this registration statement have been audited by KPMG LLP, independent certified public accountants. Such financial statements have been incorporated herein in reliance upon the report of KPMG LLP and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Radio Spirits, Inc. as of December 31, 1997 and for the years then ended, incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of Audio Book Club, Inc. for the event dated December 14, 1998 have been so incorporated in reliance on the report of BD&A Certified Public Accountants, Ltd., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     Our company has filed with the Securities and Exchange Commission, a Registration Statement with respect to the securities offered by this prospectus. This prospectus, filed as part of such Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Securities and Exchange
Commission. For further information with respect to our company and this offering, reference is made to the Registration Statement, including exhibits filed therewith, which may be read and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. You can obtain copies of such materials at prescribed rates from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800- SEC-0330. Our Electronic filings made through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Securities and Exchange Commission's worldwide web site (http://www.sec.gov).

================================================================================

     We have not authorized any dealer, sales person or any other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Special Information Regarding
  Forward Looking Information...............................................
Incorporation of Certain Documents
  by Reference..............................................................
Available Information.......................................................
The Company.................................................................
Recent Developments.........................................................
Risk Factors................................................................
Use of Proceeds.............................................................
Description of Capital Stock................................................
Selling Shareholders........................................................
Plan of Distribution........................................................
Indemnification.............................................................
Legal Matters...............................................................
Experts.....................................................................
Additional Information......................................................

================================================================================


                                3,779,827 Shares

                                  Common Stock

                              AUDIO BOOK CLUB, INC.

                                  -------------

                                   PROSPECTUS

                                  -------------







                                         , 1999


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution*.

     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant:

SEC registration..................................................   $10,570.97

Printing expenses.................................................     7,500.00

Legal fees and expenses...........................................    50,000.00

Accounting fees and expenses......................................    40,000.00

Miscellaneous  ...................................................     6,929.03.
                                                                    -----------
        Total.....................................................  $115,000.00
                                                                    ===========

----------
*    All amounts are estimated except the first item.

Item 15. Indemnification of Directors and Officers.

     The Florida Business Corporation Act (the "Florida Act") contain provisions entitling the Registrant's directors and officers to indemnification from judgments, settlements, penalties, fines, and reasonable expenses (including attorney's fees) as the result of an action or proceeding in which they may be involved by reason of having been a director or officer of the Registrant. In its Articles of Incorporation, the Registrant has included a provision that limits, to the fullest extent now or hereafter permitted by the Florida Act, the personal liability of its directors to the Registrant or its shareholders for monetary damages arising from a breach of their fiduciary duties as directors. Under the Florida Act as currently in effect, this provision limits a director's liability except where such director breaches a duty. The Company's Articles of Incorporation and By-Laws provide that the Company shall indemnify, and upon request shall advance expenses to, its directors and officers to the fullest extent permitted by the Florida Act. The Florida Act provides that no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders, except for liability for (i) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) any unlawful payment of a dividend or unlawful stock repurchase or redemption in violation of the Florida Act, (iii) any transaction from which the director received an improper personal benefit or (iv) a violation of a criminal law. This provision does not prevent the Registrant or its shareholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

     Our company has entered into indemnification agreements with certain employees, officers and consultants. Pursuant to the terms of the indemnity agreements, our company has agreed to indemnify, to the fullest extent permitted under applicable law, against any amounts which the employee, officer or consultant may become legally obligated to pay in connection with any claim arising from or out of the employee, officer or consultant acting, in connection with any services performed by or on behalf of our company and certain expenses related thereto. Provided however, that the employee, officer or consultant shall reimburse our company for such amounts if the such individual is found, as finally judicially determined by a court of competent jurisdiction, not to have been entitled to such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1993, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to any charter provision, by-law, contract, arrangement, statute or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits

          (a)  Exhibits

Exhibit Number                                      Description
--------------                                      -----------

     4.1  Form of Common Stock Certificate (1)

     4.2  Articles of Incorporation of the Company, as amended (1)

     4.3  Amended and Restated By-Laws of the Company (1)

     5 Opinion of Atlas, Pearlman, Trop & Borkson, P.A. as to the legality of the securities being registered (2)

     23.1 Consent of KPMG LLP (3)

     23.2 Consent of BD&A Certified Public Accountants, Ltd. (3)

     23.3 Consent of Atlas, Pearlman, Trop & Borkson, P.A. included in opinion filed as Exhibit 5.

     24 Power of Attorney, included in the signature page of this Registration Statement

----------

(1) Incorporated by reference to the company's Registration Statement on Form SB-2 (No. 333-30665) effective October 22, 1997.

(2)  Filed herewith.

(3)  To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act; and

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 and Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Boca Raton, State of Florida, on the 12th day of March, 1999.

                                     AUDIO BOOK CLUB, INC.

                                     By: /s/ Norton Herrick
                                        ----------------------------------------
                                         Norton Herrick, Chief Executive Officer

     Each person whose signature appears below hereby authorizes each of Norton Herrick and Michael Herrick or either of them as his true and lawful attorney-in-fact with full power of substitution to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments thereto.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement on Form S-3 was signed by the following persons in the capacities and on the dates indicated:

     Signature                                   Title                                 Date
     ---------                                   -----                                 ----
/s/ Norton Herrick                 Director, Chairman of the Board              March 12, 1999
----------------------------       and Co-Chief Executive Officer
  Norton Herrick                   (Principal Executive Officer)

/s/ Michael Herrick                Director and Co-Chief Executive Officer      March 12, 1999
----------------------------
  Michael Herrick

/s/ Howard Herrick                 Director and Executive Vice                  March 12, 1999
----------------------------       President
Howard Herrick

/s/ Jesse Faber                    Director and President                       March 12, 1999
----------------------------
  Jesse Faber

/s/ John Levy                      Executive Vice President and Chief           March 12, 1999
----------------------------       Financial Officer (Principal Financial
  John Levy                        and Accounting Officer)

/s/ Carl Wolf                      Director                                     March 12, 1999
----------------------------
  Carl Wolf

/s/ Roy Abrams                     Director                                     March 12, 1999
----------------------------
  Roy Abrams